Exhibit 99.1

In February, FCA continued to outpace the passenger car industry in Europe, with sales up 11.2% year-over-year to more than 66,000 vehicles. The Jeep brand continued its strong performance with sales increasing 182.4%. The Fiat Panda, 500 and 500L continued to dominate their respective segments and the Jeep Renegade and Fiat 500X both ranked in the top ten in the small SUV segment.

The European passenger car market (EU28+EFTA) posted another month of growth in February, with new vehicle registrations up 7.0% year-over-year to more than 958,000 units.
For the two months year-to-date, registrations were up 6.6% to nearly 1,987,000 units.

FCA’s European sales growth in February was significantly higher than the industry average, increasing 11.2% year-over-year to more than 66,000 vehicles. Market share was 6.9%, compared with 6.6% in February a year ago and 6.2% in January 2015.
The Group posted significant increases in all major markets. In addition to a 13.4% increase in Italy, FCA also outperformed the industry in Germany (+9.6%), France (+8.9%) and Spain (+40.9% vs 26.1% for the industry). In the UK, sales were up 10.8% versus February a year ago.
For the two months year-to-date, FCA posted unit sales of nearly 130,000 vehicles, an increase of 8.6% (higher than the industry), with market share increasing to 6.5% (6.4% in February 2014).

Fiat brand posted European sales of nearly 49,000 vehicles for the month (+5.1%), with market share at 5.1%.
Brand sales were up 5.4% in Italy, 3.1% in Germany and 7.9% in the UK. In France and Spain, Fiat outperformed the industry average with respective increases of 7.4% and 26.3%.
Year-to-date, brand sales were up 4.4% to 96,000 vehicles and market share was 4.8%.
The Fiat Panda and 500 continued their more than two-year-long streak as leaders of the European A segment, with combined sales of more than 27,000 vehicles and segment share just under 28%. The 500L also continued as leader in the small MPV segment with nearly 7,500 vehicles sold and share of more than 25%. Just over a month since launch, the all-new Fiat 500X has already established itself as one of the ten best selling small SUVs in Europe and one of the top five in Italy.

Lancia/Chrysler posted February sales of nearly 6,000 vehicles (+5.6% year-over-year). Share was in line with the prior year at 0.6%.
Year-to-date, brand sales totaled 11,500 vehicles and share was 0.6%.
In Italy, brand sales were up 18.2% versus 13.2% for the industry.
For the Ypsilon, currently celebrating its 30th anniversary with the media presentation of a new limited edition, February sales were up 16.2% year-over-year. In January/February combined, the Ypsilon was the number one selling vehicle in its segment in Italy.

Alfa Romeo posted February sales of nearly 4,700 vehicles (+1.4% year-over-year) and share was stable at 0.5%.
Year-to-date, brand sales totaled 8,700 vehicles with share at 0.4%.
Of particular note in February were the increases of 18.9% in Italy and 13.2% in Spain.
For the Alfa Romeo Giulietta, sales outpaced the industry with a 21.8% year-over-year increase.

Jeep continued its strong growth in February with sales up 182.4% over the same month in 2014 to more than 6,300 units. This was the largest percentage increase in the industry. Market share increased to 0.7% from 0.3% a year ago. Year-to-date, brand sales totaled more than 12,200 vehicles, representing a 173.8% increase in unit volumes and a 40 basis point increase in market share (from 0.2% to 0.6%).
The brand posted year-over-year growth in almost every market. Sales in Italy were up 290.6%, Germany +92.3%, France +652.7%, the UK +164.9% and Spain +601.9%.
Driving the increase was the Jeep Renegade, already ranked firmly among the top ten in its segment with February sales of just under 4,000 vehicles.

For Ferrari and Maserati, the Group’s luxury brands, combined sales in Europe totaled 449 vehicles for the month.

London, 17 March 2015

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